SNIPP INTERACTIVE INC.

SNIPP EXPANDS CONTRACT WITH

LEADING DIGITAL COUPON COMPANY

September 22, 2016

OTCQX Trading Symbol: SNIPF

TSX Venture Exchange Trading Symbol: SPN

WASHINGTON, DC - Snipp Interactive Inc. ("Snipp"), an international provider of marketing promotions, rebates and loyalty solutions listed on the OTCQX and the TSX Venture Exchange, is pleased to announce that it has secured an expanded twelve-month contract renewal from a leading digital coupon company (the “Customer”). This is the second time this Customer has signed an expanded renewal agreement with Snipp and is another example of a growing number of larger follow-on agreements with existing customers.

The contract renewal covers a 10-program commitment over a twelve-month period. The programs leverage the SnippCheck receipt processing solution via an API integration into the Customer’s website and mobile app. Consumers can send in their receipts through the Customer’s mobile app or website and once validated, receive their reward for participating.

The Customer is a leading American multinational digital savings destination focused on driving consumer engagement and sales, both online and in-store. The company operates one of the world’s largest marketplaces for digital offers and enables consumers across the globe to find hundreds of thousands of digital offers for their favorite retailers and brands.

“We are extremely pleased to once again expand our relationship with an existing customer, a testament to the value of SnippCheck, our market-leading receipt processing platform. We have successfully implemented a number of programs with this Customer across several retailers and brands. This expanded renewal is another tangible sign of the growing value of our platform to our customers. With each extension of an existing relationship, we are seeing further evidence of the evolution and maturity of our promotions business from one-off program sales to larger enterprise promotion deals. This trend gives us great confidence in the future of our business, as our relationships with newer clients mature into long-term engagements,” said Atul Sabharwal, Chief Executive Officer at Snipp Interactive.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Washington, DC with offices across the United States, Canada, UK, Ireland, Europe, the Middle East and India. The company is publicly listed on the OTCQX, the highest tier of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016.

FOR FUTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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